UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ______________________

Commission file number 1-14050

A.	Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

Lexmark Savings Plan

B.	Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, Kentucky 40550

Form 11-K
Lexmark Savings Plan
December 31, 2008

Pages
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule*:
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	18
Exhibits:
Consent of Independent Registered Public Accounting Firm

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
Lexmark Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lexmark Savings Plan (the ”Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mountjoy & Bressler LLP

Mountjoy & Bressler LLP
Louisville, Kentucky
June 2, 2009

LEXMARK SAVINGS PLAN

Statements of Net Assets Available for Benefits

 December 31, 2008 and 2007

(in thousands of dollars)
_____

	2008	2007
Assets
Investments	$463,159	$621,278
Receivables:
Employer	1,121	1,171
Other	45	28
Total receivables	1,166	1,199
Total assets	464,325	622,477
Liabilities
Other payables	93	203
Total liabilities	93	203

Net assets reflecting all investments at fair value	464,232	622,274
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,309	(508)

Net assets available for benefits	$466,541	$621,766

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

(in thousands of dollars)
_____

Additions to net assets attributed to:
Investment income from interest and dividends	$23,654
Contributions:
Employer	20,908
Participants	34,230
Total contributions	55,138
Total additions	78,792
Deductions from net assets attributed to:
Benefits paid to participants	(38,893)
Net depreciation in fair value of investments	(195,070)
Administrative expenses	(54)
Total deductions	(234,017)
Net decrease	(155,225)
Net assets available for benefits:
Beginning of year	621,766
End of year	$466,541

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

1. Plan Description

The Lexmark Savings Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a contributory defined contribution plan in which all U.S. employees of Lexmark International, Inc. (the “Company” or “Employer”) and certain designated U.S. subsidiaries of the Company who are: (i) compensated by salary or by commission, or partly by salary and partly by commission, (ii) eligible for full medical coverage by the Company or its designated U.S. subsidiary, (iii) subject to the periodic performance evaluation process established by the Company or its designated U.S. subsidiary and (iv) included in a classification of employees that is eligible under the rules and regulations established by the Company or its designated U.S. subsidiary to participate in “time off with pay” benefits such as vacation, sick leave and personal leave, are eligible to participate.

Contributions

The Plan is funded by voluntary employee pretax contributions up to a maximum of 50% of total annual eligible compensation up to a maximum of $15,500 for the Plan years ending December 31, 2008 and 2007.  The maximum employee contribution is $16,500 for the 2009 Plan year.  All employees who were eligible to make elective deferrals under the Plan and who had attained age 50 before the close of the Plan year ending December 31, 2008 and 2007 were eligible to make catch-up contributions up to $5,000 for each year.  The catch-up contribution amount for 2009 is $5,500.  The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period.  The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan (known as “rollover contributions”). Rollover contributions, included in Contributions - Participants on the Statement of Changes in Net Assets Available for Benefits, totaled $1,524,558 for the year ended December 31, 2008.

Effective April 2, 2007, the Plan was amended to accept Roth compensation deferrals.  Plan participants can designate some or all of their elective deferrals as designated Roth contributions, which are included in gross income, rather than traditional, pretax elective contributions.  Participants must irrevocably elect to treat some or all of their deferrals as designated Roth contributions at the time of deferral.  Contributions that were initially treated as pretax cannot later be converted to Roth contributions, and vice versa.  Roth account balances can be distributed tax-free if the following requirements for a qualified distribution are satisfied: distribution occurs at least 5 years after the participant’s first designated Roth contribution and the distribution is attributable to the participant’s attainment of age 59½, disability or death.  The five-year waiting period begins on the first day of the year in which designated Roth contributions are initially made.

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan's active investment funds.  The minimum allocation to each fund is 1%.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

The Company makes an automatic employer contribution of 1% of the participant’s compensation into the Plan along with an employer matching contribution of 100% of up to the first 5% of the participant’s compensation contributed on an annual basis.  The automatic and matching contributions by the Company may be allocated to the investment funds in any manner desired by the participant, subject to the requirements set forth in the paragraph above.  The Company may make an additional discretionary contribution from time to time.  Discretionary contributions by the Company, if any, may be allocated to the investment fund by the participant in any manner desired by the participant, subject to the requirements set forth in the paragraph above.  No discretionary contributions were made in 2008.

Allocations to Participants

Contributions to the Plan are allocated to the accounts of the participants on a biweekly basis. Earnings of the Plan are allocated on a daily basis.  The investment fund options provided by the Trustee are mutual funds, except for the Lexmark Stock Fund which is a direct purchase stock fund and the Fixed Income Fund which is a commingled fund.

Vesting

Participants are fully vested in their contributions and earnings thereon at all times.  Prior to January 1, 2007, participants became fully vested in the Company's contributions and earnings thereon upon completing three years of continuous service or upon death, disability or attainment of normal retirement age as an employee, whichever occurred first.

Effective January 1, 2007, participants began immediately vesting in the Company’s contributions, other than any discretionary contributions that may be made to the Plan by the Company.  Discretionary contributions by the Company remain subject to a three-year vesting requirement.

Withdrawals

A participant who has attained age 59½ may withdraw in cash part (minimum of $500) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need.  Earnings and Company contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months.  In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

Distributions

In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date.  The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $1,000, such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $1,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will be considered.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A Common Stock.  Fractional shares are distributed in cash.

Participant Loans

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan.  A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period.  No loan will be made while any other loan is in default.  An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment.  Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years; however, the participant may prepay the loan at any time.  Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan Administrator.  The fixed rate of interest applied to each loan is the prime rate as published in the Wall Street Journal on the first day of the quarter in which the loan is made plus 1.25%.  As of December 31, 2008, loan interest rates in effect ranged from 5.25% to 10.75% with various maturity dates.  Payment of the loan is made in substantially level payments through payroll deductions.  Payments of principal and interest are allocated to the investment funds elected for current contributions.  A participant may continue to contribute to the Plan while he/she has an outstanding loan balance.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

Forfeitures

Any portion of a participant's account balance in which the participant is not vested upon termination of employment constitutes forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at his/her termination of employment.  Forfeitures are applied first to reduce any Plan administrative fees.  Any remaining forfeitures during any Plan year are applied to the Company's contribution obligation.  Forfeitures were $6,557 for the Plan year ended December 31, 2008 and represents forfeitures of participants who terminated employment prior to January 1, 2008, but the account distributions and forfeitures of unvested balances were not processed until after January 1, 2008.  Forfeited nonvested accounts totaled $100 and $4,866 as of December 31, 2008 and 2007, respectively.  No forfeitures were used in 2008 to offset the Company’s matching contributions and administrative fees.

Exchanges

A participant may reallocate his/her account balance among the various investment options on a daily basis; however, there are certain restrictions that apply to participant exchanges.  A participant may not transfer funds directly from the Fixed Income Fund to the Fidelity Retirement Government Money Market Fund or the Fidelity Freedom Income Fund because these are considered “competing,” or similar, funds.  Funds must first be transferred from the Fixed Income Fund to a “non-competing” fund for at least 90 days.

In addition, certain funds require the participant to pay a redemption fee if contributions or exchanges into that fund are exchanged out of that fund within a specified time period, typically 90 days or less.

With regard to the Lexmark Stock Fund, a participant may not exchange all or any portion of his/her account balance into the Lexmark Stock Fund from the first day of the last month of each calendar quarter until after that quarter's earnings results for the Company are announced (the “Window Period”).  A participant may make unlimited exchanges out and one exchange into the Lexmark Stock Fund per quarter (effective April 21, 2009, a participant may make unlimited exchanges into and out of the Lexmark Stock Fund). However, participants still may not make an exchange into the Lexmark Stock Fund during Window Periods.  Senior managers and executives may not exchange into or out of the Lexmark Stock Fund during Window Periods.  All executive officers subject to Section 16 of the Securities and Exchange Act of 1934 must obtain plan sponsor approval for transactions that involve the Lexmark Stock Fund.

2.	Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective dates of the financial statements and the changes in net assets available for Plan benefits during the respective reporting periods.  Actual results could differ from those estimates.  The following is a summary of the significant

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

accounting policies followed by the Plan in the preparation of its financial statements:

Valuation of Assets

Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.  The Lexmark Class A Common Stock is stated at fair value as quoted by the New York Stock Exchange.  Participant loans, short-term investments, receivables and cash are stated at cost, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy.  Changes in the fair value could significantly affect the Plan's net assets available for benefits.

Net Appreciation/Depreciation

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

3.  Investments

The investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2008 and 2007 are as follows (amounts in thousands of dollars, except share data):

	2008	2007
Investments at Fair Value:
*Fidelity Management and Research Company:
Low-Priced Stock Fund (2,031,928 and 1,918,963 shares, respectively)	$46,978	$78,927
Spartan U.S. Equity Index Fund (755,926 and 753,193 shares, respectively)	24,114	39,091
Contrafund (1,131,999 and 1,077,223 shares, respectively)	51,234	78,756
Diversified International Fund (1,862,595 and 1,934,991 shares, respectively)	40,064	77,206
Vanguard Windsor II Fund (1,021,450 and 1,077,004 shares, respectively)	34,648	59,763
PIMCO Total Return Fund Inst (2,784,824 shares)	28,238	**
*Other investments at fair value (individually less than 5% of net assets)	142,346	202,869
Total investments at fair value	367,622	536,612
Investments at Contract Value:
Fixed Income Fund:
Investments at contract value (individually less than 5% of net assets)	97,846	84,158
Total investments	$465,468	$620,770
* Parties-in-interest to the Plan.
** Investment did not represent 5% or more of the Plan’s net assets available for benefits.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

For the year ended December 31, 2008, the Plan's investments (including investments bought, sold and held during the year) depreciated in value as follows:

Lexmark Class A Common Stock	$5,857
Mutual funds	189,213
Net depreciation in fair value of investments	$195,070

4.	Investment Contracts

The Fixed Income Fund of the Plan (the “Fund”) has entered into fully benefit-responsive guaranteed investment contracts (“GICs”) to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

The Fund enters into synthetic GIC arrangements, which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments.  The synthetic GICs are comprised of interests in commingled trusts or individual fixed income securities that are held in trust for the Fund.  The Fund then enters into a benefit-responsive “wrapper” contract with a third-party such as a financial institution or an insurance company which guarantees the Fund a specific value and rate of return for the commingled trust security or securities held in trust.

The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments; through adjustments to the future interest crediting rate (which is the rate earned by participants for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula for the crediting interest rate that is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the GICs realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate.  In addition, participant withdrawals and transfers from the Plan are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value.”  If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case, and if the Adjustment from Fair Value to Contract Value amount is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contracted formula).

The interest crediting rates for the synthetic GICs ranged from 3.5% to 4.3% and 4.5% to 5.8% as of December 31, 2008 and 2007, respectively.  The average annual yields for the synthetic GICs ranged from 3.5% to 4.3% and 4.5% to 5.8% as of December 31, 2008 and 2007, respectively.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

5.           Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2008.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stocks and U.S. government and agency securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate bonds: Valued at quoted prices in markets that are not active, broker dealer quotations, or other methods by which all significant inputs are observable, either directly or indirectly.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

Commingled funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the funds.

Wrap contracts: Valued by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating.

Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2008 (amounts in thousands of dollars):

	Level 1	Level 2	Level 3	Total
Mutual funds	$340,971	$-	$-	$340,971
Common stocks	20,169	-	-	20,169
U.S. government and agency securities	62,043	-	-	62,043
Corporate bonds	-	2,220	-	2,220
Commingled funds	-	30,681	-	30,681
Wrap contracts	-	-	88	88
Participant loans	-	-	6,987	6,987

Total assets at fair value	$423,183	$32,901	$7,075	$463,159

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008 (amounts in thousands of dollars):

	Wrap contracts	Participant loans
Fair value, beginning of year	$0	$7,036
Unrealized gains/(losses) relating to instruments still held at the reporting date	88	-
Purchases, sales, issuances and settlements (net)	-	(49)
Fair value, end of year	$88	$6,987

6.  Administrative Expenses

Expenses for administration of the Plan are paid jointly by participants and the Company.   Participants pay a quarterly participant fee (to the extent one is charged); operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures to the extent available, and thereafter by the Company.  Certain administrative services are provided at no cost to the Plan by the Company.

7.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated April 18, 2003, that the Plan and related trust, each as amended prior to April 18, 2003, are designed in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”), as amended, and are tax exempt under Section 501(a) of the Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.  Accordingly, a provision for federal income taxes has not been made.

Participants will not be subject to income tax withholding for pretax deferred compensation, unless required by state or local authority, until distribution or withdrawal of the pretax contribution account, in whole or in part.  Participants will be subject to income tax withholding on Roth contributions, but will not be subject to additional taxation upon distribution or withdrawal of the Roth contribution account, provided the distribution is a qualified distribution as discussed in Note 1, above.

A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the employer contribution account, in whole or in part.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

8.	Plan Termination

The Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

9.	Investment Risk

The Plan provides for various investment options including the Company's Class A Common Stock and a number of mutual and commingled funds that invest in stocks, bonds, and other investment securities.  Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk.  The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

10.	Related-Parties and Party-in-Interest Transactions

At December 31, 2008 and 2007, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of Fidelity Management Trust Company (“FMTC”), the Plan's Trustee.  Fidelity Investments Institutional Operations Company, the Plan's recordkeeper, is also an affiliate of FMTC and FMR.

At December 31, 2008, the Plan held 749,782 shares of Lexmark Class A Common Stock valued at $20,169,140.  At December 31, 2007, the Plan held 775,721 shares of Lexmark Class A Common Stock valued at $27,041,623.

11.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007 and change in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 (in thousands of dollars).

	2008	2007
Net assets available for benefits per the financial statements	$466,541	$621,766
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,309)	508
Net assets available for benefits per the Form 5500	$464,232	$622,274

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

2008
Change in net assets available for benefits per the financial statements	$(155,225)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,817)
Change in net assets available for benefits per the Form 5500	$(158,042)

12.	Plan Amendments

Effective January 1, 2008, the Plan was amended to comply with the final regulations under Section 415 of the Code.

                                                                                               SUPPLEMENTAL SCHEDULE

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Lexmark Class A Common Stock
*	Managed by Fidelity Management and Research Co.	Lexmark Stock Fund (Class A Common Stock) 749,782 shares		$ 20,169,140

	Mutual Funds
*	Managed by Fidelity Management and Research Co.	Contrafund 1,131,999 shares		51,234,267
*	Managed by Fidelity Management and Research Co.	Low-Priced Stock Fund 2,031,928 shares		46,978,182
*	Managed by Fidelity Management and Research Co.	Diversified International Fund 1,862,595 shares		40,064,429
*	Managed by Fidelity Management and Research Co.	Freedom Income Fund 158,204 shares		1,512,426
*	Managed by Fidelity Management and Research Co.	Freedom 2000 Fund 213,205 shares		2,142,713
*	Managed by Fidelity Management and Research Co.	Freedom 2010 Fund 742,649 shares		7,693,839
*	Managed by Fidelity Management and Research Co.	Freedom 2020 Fund 1,022,670 shares		10,277,829
*	Managed by Fidelity Management and Research Co.	Freedom 2030 Fund 1,329,191 shares		12,972,907
*	Managed by Fidelity Management and Research Co.	Freedom 2040 Fund 647,706 shares		3,620,678
*	Managed by Fidelity Management and Research Co.	Freedom 2005 Fund 27,508 shares		230,792
*	Managed by Fidelity Management and Research Co.	Freedom 2015 Fund 266,236 shares		2,278,983
*	Managed by Fidelity Management and Research Co.	Freedom 2025 Fund 344,265 shares		2,833,299
*	Managed by Fidelity Management and Research Co.	Freedom 2035 Fund 324,928 shares		2,609,174
*	Managed by Fidelity Management and Research Co.	Freedom 2045 Fund 98,252 shares		646,501
*	Managed by Fidelity Management and Research Co.	Freedom 2050 Fund 136,545 shares		882,079
*	Managed by Fidelity Management and Research Co.	Retirement Govt. Money Market Portfolio 22,533,181 shares		22,533,181
*	Managed by Fidelity Management and Research Co.	Spartan U.S. Equity Index Fund 755,926 shares		24,114,040
*	Managed by Fidelity Management and Research Co.	Cash Reserves Fund		3,416
	Managed by Pacific Investment Management Company LLC	PIMCO Total Return Fund Inst 2,784,824 shares		28,238,112
	Managed by Pacific Investment Management Company LLC	PIMCO High Yield Fund Inst 926,025 shares		6,195,106

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Managed by The Vanguard Group	Growth & Income Fund 556,208 shares		17,659,603
	Managed by The Vanguard Group	Explorer Fund 196,352 shares		7,693,064
	Managed by The Vanguard Group	Windsor II Fund 1,021,450 shares		34,647,572
	Managed by American Beacon Funds	Small Cap Value Fund 742,772 shares		8,742,422
*	Managed by Fidelity Management and Research Co.	Short-Term Interest Bearing Funds 4,661,284 shares		4,661,284
*	Participant Loans	Loans receivable – interest rates at prime plus 1.25%; ranging from 5.25% to 10.75%, maturing at various dates.	$0	6,987,340

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Fixed Income Fund:
	Managed by Invesco & Wellington Management Company, LLP

	Colchester Money Market Fund	Short-Term Investment Fund		126,287
	MBSN NAG PT ARM	4.68% 7/25/2035		107,221
	CORP GOVT GTD	3.13% 6/15/2012		130,191
	Corp Fin Other	4.60% 5/15/2013		125,477
	AB-Bank Cred Cd	4.96% 9/17/2012		241,431
	CMBS CONDUIT	6.64% 1/17/2032		130,732
	AB-SubPrimeAuto	5.45% 2/15/2011		36,331
	AB-Home EqSrSub	4.58% 7/25/2035		22,724
	MBSN AGY HYBRID	5.38% 8/01/2031		6,477
	MBS AGY HYB PP	6.53% 7/01/2036		150,419
	MBS AGY HYBRID	4.31% 11/01/2033		66,205
	MBS AGY HYBRID	4.53% 9/01/2035		189,910
	MBS AGY SEQ	4.50% 6/15/2016		93,825
	MBSAGY SEQ	3.75% 11/15/2016		233,971
	MBSAGY NAS	4.50% 12/15/2018		225,699
	MBSNAGY PAC	5.00% 4/15/2025		58,822
	MBSNAGY NAS	5.00% 11/15/2034		174,301
	CMBS AGY MF BLN	6.63% 8/01/2009		222,306
	MBS AGY HYB PP	4.66% 9/01/2033		82,243
	MBS AGY HYB PP	4.67% 10/01/2033		65,730
	MBS AGY HYB PP	4.96% 11/01/2033		80,359
	MBS AGY HYB PP	6.43% 7/01/2036		226,456
	MBS AGY HYB PP	6.26% 5/01/2036		171,106
	CMBS AGY MF FIX	7.30% 5/25/2010		267,795

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	CMBS Other	7.80% 4/15/2015		260,575
	US Govt Gtd	3.00% 12/09/2011		129,460
	Corp Fin Other	5.25% 10/19/2012		127,214
	AB-SubPrimeAuto	5.61% 8/17/2011		104,764
	AB-Lrg Equip Ln	4.18% 6/15/2012		120,063
	US Govt Gtd	2.13% 6/22/2012		125,587
	MBSN NAG SE ARM	5.82% 8/25/2036		130,028
	CMBS Other	5.59% 6/15/2031		234,378
	US GovtGtd	2.00% 9/22/2011		88,096
	CMBS CONDUIT	6.23% 1/11/2043		173,440
	MBS NAG ARMAL T	4.36% 7/25/2034		57,840
	CMBS CONDUIT	6.59% 3/15/2030		8,780
	Corp Fin Other	4.65% 5/09/2013		121,628
	CMBS CONDUIT	6.82% 6/15/2032		22,571
	CMBS Other	6.98% 10/06/2015		140,635
	CORP GOVT GTD	2.30% 6/22/2012		50,528
	MBS NAG ARMAL T	4.99% 3/25/2034		81,504
	AB-Prime Auto	4.64% 10/15/2012		238,496
	US Treas Note	1.50% 12/31/2013		1,184,858
	US Treas Note	1.75% 11/15/2011		2,332,062
	US Treas Note	2.75% 10/31/2013		1,031,796
	US Treas Note	2.38% 8/31/2010		1,427,830
	US Treas Bond	3.13% 8/31/2013		886,028
	US Treas Note	3.38% 7/31/2013		373,407
	US Treas Note	4.63% 12/31/2011		1,550,570
	US Treas Note	4.88% 5/31/2011		1,558,811
	MBSN NAG SE ARM	3.62% 6/25/2035		244,200
	MBSN NAG PT ARM	5.11% 3/25/2036		150,810
				16,191,977

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Colchester Money Market Fund	Short-Term Investment Fund		126,287
	MBSN NAG PT ARM	4.68% 7/25/2035		107,221
	CORP GOVT GTD	3.13% 6/15/2012		130,191
	Corp Fin Other	4.60% 5/15/2013		125,477
	AB-Bank Cred Cd	4.96% 9/17/2012		241,431
	CMBS CONDUIT	6.64% 1/17/2032		130,732
	AB-SubPrimeAuto	5.45% 2/15/2011		36,331
	AB-Home EqSrSub	4.58% 7/25/2035		22,724
	MBSN AGY HYBRID	5.38% 8/01/2031		6,477
	MBS AGY HYB PP	6.53% 7/01/2036		150,419
	MBS AGY HYBRID	4.31% 11/01/2033		66,205
	MBS AGY HYBRID	4.53% 9/01/2035		189,910
	MBSAGYSEQ	4.50% 6/15/2016		93,825
	MBSAGYSEQ	3.75% 11/15/2016		233,971
	MBSAGY NAS	4.50% 12/15/2018		225,699
	MBSN AGY PAC	5.00% 4/15/2025		58,822
	MBSNAGYNAS	5.00% 11/15/2034		174,301
	CMBS AGY MF BLN	6.63% 8/01/2009		222,306
	MBS AGY HYB PP	4.66% 9/01/2033		82,243
	MBS AGY HYB PP	4.67% 10/01/2033		65,730
	MBS AGY HYB PP	4.96% 11/01/2033		80,359
	MBS AGY HYB PP	6.43% 7/01/2036		226,456
	MBS AGY HYB PP	6.26% 5/01/2036		171,106
	CMBS AGY MF FIX	7.30% 5/25/2010		267,795
	CMBS Other	7.80% 4/15/2015		260,575
	US Govt Gtd	3.00% 12/09/2011		129,460

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Corp Fin Other	5.25% 10/19/2012		127,214
	AB-SubPrimeAuto	5.61% 8/17/2011		104,764
	AB-Lrg Equip Ln	4.18% 6/15/2012		120,063
	US GovtGtd	2.13% 6/22/2012		125,587
	MBSN NAG SE ARM	5.82% 8/25/2036		130,028
	CMBS Other	5.59% 6/15/2031		234,378
	US GovtGtd	2.00% 9/22/2011		88,096
	CMBS CONDUIT	6.23% 1/11/2043		173,440
	MBS NAG ARMAL T A	4.36% 7/25/2034		57,840
	CMBS CONDUIT	6.59% 3/15/2030		8,780
	Corp Fin Other	4.65% 5/09/2013		121,628
	CMBS CONDUIT	6.82% 6/15/2032		22,571
	CMBS Other	6.98% 10/06/2015		140,635
	CORP GOVT GTD	2.30% 6/22/2012		50,528
	MBS NAG ARMAL T A	4.99% 3/25/2034		81,504
	AB-Prime Auto	4.64% 10/15/2012		238,496
	US Treas Note	1.50% 12/31/2013		1,184,858
	US Treas Note	1.75% 11/15/2011		2,332,062
	US Treas Note	2.75% 10/31/2013		1,031,796
	US Treas Note	2.38% 8/31/2010		1,427,830
	US Treas Bond	3.13% 8/31/2013		886,028
	US Treas Note	3.38% 7/31/2013		373,407
	US Treas Note	4.63% 12/31/2011		1,550,570
	US Treas Note	4.88% 5/31/2011		1,558,811
	MBSN NAG SE ARM	3.62% 6/25/2035		244,200
	MBSN NAG PT ARM	5.11% 3/25/2036		150,810
				16,191,977

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Colchester Money Market Fund	Short-Term Investment Fund		126,287
	MBSN NAG PT ARM	4.68% 7/25/2035		107,221
	CORP GOVT GTD	3.13% 6/15/2012		130,191
	Corp Fin Other	4.60% 5/15/2013		125,477
	AB-Bank Cred Cd	4.96% 9/17/2012		241,431
	CMBS CONDUIT	6.64% 1/17/2032		130,732
	AB-SubPrimeAuto	5.45% 2/15/2011		36,331
	AB-Home EqSrSub	4.58% 7/25/2035		22,724
	MBSN AGY HYBRID	5.38% 8/01/2031		6,477
	MBS AGY HYB PP	6.53% 7/01/2036		150,419
	MBS AGY HYBRID	4.31% 11/01/2033		66,205
	MBS AGY HYBRID	4.53% 9/01/2035		189,910
	MBSAGYSEQ	4.50% 6/15/2016		93,825
	MBSAGY SEQ	3.75% 11/15/2016		233,971
	MBSAGY NAS	4.50% 12/15/2018		225,699
	MBSN AGY PAC	5.00% 4/15/2025		58,822
	MBSNAGY NAS	5.00% 11/15/2034		174,301
	CMBS AGY MF BLN	6.63% 8/01/2009		222,306
	MBS AGY HYB PP	4.66% 9/01/2033		82,243
	MBS AGY HYB PP	4.67% 10/01/2033		65,730
	MBS AGY HYB PP	4.96% 11/01/2033		80,359
	MBS AGY HYB PP	6.43% 7/01/2036		226,456
	MBS AGY HYB PP	6.26% 5/01/2036		171,106
	CMBS AGY MF FIX	7.30% 5/25/2010		267,795
	CMBS Other	7.80% 4/15/2015		260,575
	US Govt Gtd	3.00% 12/09/2011		129,460
	Corp Fin Other	5.25% 10/19/2012		127,214
	AB-SubPrimeAuto	5.61% 8/17/2011		104,764

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	AB-Lrg Equip Ln	4.18% 6/15/2012		120,063
	US Govt Gtd	2.13% 6/22/2012		125,587
	MBSN NAG SE ARM	5.82% 8/25/2036		130,028
	CMBS Other	5.59% 6/15/2031		234,378
	US Govt Gtd	2.00% 9/22/2011		88,096
	CMBS CONDUIT	6.23% 1/11/2043		173,440
	MBS NAG ARMAL T A	4.36% 7/25/2034		57,840
	CMBS CONDUIT	6.59% 3/15/2030		8,780
	Corp Fin Other	4.65% 5/09/2013		121,628
	CMBS CONDUIT	6.82% 6/15/2032		22,571
	CMBS Other	6.98% 10/06/2015		140,635
	CORP GOVT GTD	2.30% 6/22/2012		50,528
	MBS NAG ARMAL T A	4.99% 3/25/2034		81,504
	AB-Prime Auto	4.64% 10/15/2012		238,496
	US Treas Note	1.50% 12/31/2013		1,184,858
	US Treas Note	1.75% 11/15/2011		2,332,062
	US Treas Note	2.75% 10/31/2013		1,031,796
	US Treas Note	2.38% 8/31/2010		1,427,830
	US Treas Bond	3.13% 8/31/2013		886,028
	US Treas Note	3.38% 7/31/2013		373,407
	US Treas Note	4.63% 12/31/2011		1,550,570
	US Treas Note	4.88% 5/31/2011		1,558,811
	MBSN NAG SE ARM	3.62% 6/25/2035		244,200
	MBSN NAG PT ARM	5.11% 3/25/2036		150,810
				16,191,977

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Colchester Money Market Fund	Short-Term Investment Fund		126,287
	MBSN NAG PT ARM	4.68% 7/25/2035		107,221
	CORP GOVT GTD	3.13% 6/15/2012		130,191
	Corp Fin Other	4.60% 5/15/2013		125,477
	AB-Bank Cred Cd	4.96% 9/17/2012		241,431
	CMBS CONDUIT	6.64% 1/17/2032		130,732
	AB-SubPrimeAuto	5.45% 2/15/2011		36,331
	AB-Home EqSrSub	4.58% 7/25/2035		22,724
	MBSN AGY HYBRID	5.38% 8/01/2031		6,477
	MBS AGY HYB PP	6.53% 7/01/2036		150,419
	MBS AGY HYBRID	4.31% 11/01/2033		66,205
	MBS AGY HYBRID	4.53% 9/01/2035		189,910
	MBSAGY SEQ	4.50% 6/15/2016		93,825
	MBSAGY SEQ	3.75% 11/15/2016		233,971
	MBSAGY NAS	4.50% 12/15/2018		225,699
	MBSNAGY PAC	5.00% 4/15/2025		58,822
	MBSN AGY NAS	5.00% 11/15/2034		174,301
	CMBS AGY MF BLN	6.63% 8/01/2009		222,306
	MBS AGY HYB PP	4.66% 9/01/2033		82,243
	MBS AGY HYB PP	4.67% 10/01/2033		65,730
	MBS AGY HYB PP	4.96% 11/01/2033		80,359
	MBS AGY HYB PP	6.43% 7/01/2036		226,456
	MBS AGY HYB PP	6.26% 5/01/2036		171,106
	CMBS AGY MF FIX	7.30% 5/25/2010		267,795
	CMBS Other	7.80% 4/15/2015		260,575
	US Govt Gtd	3.00% 12/09/2011		129,460
	Corp Fin Other	5.25% 10/19/2012		127,214
	AB-SubPrimeAuto	5.61% 8/17/2011		104,764

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	AB-Lrg Equip Ln	4.18% 6/15/2012		120,063
	US Govt Gtd	2.13% 6/22/2012		125,587
	MBSN NAG SE ARM	5.82% 8/25/2036		130,028
	CMBS Other	5.59% 6/15/2031		234,378
	US GovtGtd	2.00% 9/22/2011		88,096
	CMBS CONDUIT	6.23% 1/11/2043		173,440
	MBS NAG ARMAL TA	4.36% 7/25/2034		57,840
	CMBS CONDUIT	6.59% 3/15/2030		8,780
	Corp Fin Other	4.65% 5/09/2013		121,628
	CMBS CONDUIT	6.82% 6/15/2032		22,571
	CMBS Other	6.98% 10/06/2015		140,635
	CORP GOVT GTD	2.30% 6/22/2012		50,528
	MBS NAG ARMALTA	4.99% 3/25/2034		81,504
	AB-Prime Auto	4.64% 10/15/2012		238,496
	US Treas Note	1.50% 12/31/2013		1,184,858
	US Treas Note	1.75% 11/15/2011		2,332,062
	US Treas Note	2.75% 10/31/2013		1,031,796
	US Treas Note	2.38% 8/31/2010		1,427,830
	US Treas Bond	3.13% 8/31/2013		886,028
	US Treas Note	3.38% 7/31/2013		373,407
	US Treas Note	4.63% 12/31/2011		1,550,570
	US Treas Note	4.88% 5/31/2011		1,558,811
	MBSN NAG SE ARM	3.62% 6/25/2035		244,200
	MBSN NAG PT ARM	5.11% 3/25/2036		150,810
				16,191,977

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Wellington Management Company, LLP	Collective Investment Fund II – Monthly Core Bond Plus Portfolio		15,340,265
				15,340,265

	Wellington Management Company, LLP	Collective Investment Fund II - Monthly Core Bond Plus Portfolio		15,340,265
				15,340,265

	Total Fixed Income Fund			95,448,438

	Wrap contracts			87,966
				87,966

				$ 463,158,782

*	Party-in-interest to the Plan.
**	These investments are participant directed and, therefore, cost information is not required to be presented.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEXMARK SAVINGS PLAN

Date: June 2, 2009                                                                                                              By: /s/ Bruce J. Frost
          Bruce J. Frost
          Treasurer
           Lexmark International, Inc.
           Plan Administrator

Index to Exhibits

Number                                                        Description of Exhibits

23.1	Consent of Independent Registered Public Accounting Firm